  Exhibit 99.5

NXT ENERGY SOLUTIONS INC.
2020 ANNUAL VIRTUAL-ONLY MEETING OF SHAREHOLDERS
NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notice-and-access notification because NXT Energy Solutions Inc. ("NXT") is using notice-and-access procedures to deliver materials to registered and beneficial holders of its common shares ("Shareholders") in advance of the annual virtual-only meeting of Shareholders to be held on August 25, 2020 (the "Meeting"). Shareholders will still receive a paper copy of the form of proxy ("Proxy") or voting instruction form ("VIF"), as applicable, enabling them to vote at the Meeting; however, instead of receiving a paper copy of NXT's Management Information Circular dated July 17, 2020 (the "Information Circular") and audited financial statements for the most recently completed financial year, including the accompanying notes thereto, and the auditor's report thereon (collectively, the "Meeting Materials"), Shareholders are notified on how to access the Meeting Materials electronically. The electronic delivery of Meeting Materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

-
Tuesday, August 25, 2020 at 10:00 am (Calgary time)

-
Virtual-only meeting, via live audio webcast at https://web.lumiagm.com/204262838

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Election of Directors: Elect six directors for the ensuing year. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Election of Directors".

Appointment of Auditors: Re-appoint KPMG LLP as NXT's auditor for the ensuing year. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Appointment of Auditor".

Employee Share Purchase Plan Resolution: To consider and if thought appropriate, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the Employee Share Purchase Plan and approving the unallocated entitlements issuable thereunder. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Employee Share Purchase Plan Resolution".

Unallocated Entitlements Resolution: To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the unallocated entitlements issuable under the NXT's Amended and Restated Restricted Share Unit Plan. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Unallocated Options Resolution".

Other Business: Shareholders may be asked to consider other items of business formally brought before the Meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under the heading "General Information – Exercise of Discretion by Proxyholders".

HOW TO ACCESS MEETING MATERIALS

The Information Circular includes important information about the Meeting and the voting process and should be read carefully before you vote. Shareholders may access the Meeting Materials online at http://www.nxtenergy.com/investor-relations/annual-meeting-2020 or on SEDAR: www.sedar.com. Alternatively, Shareholders may request paper copies of the Meeting Materials by mail by calling toll free at 1-866-890-7020 or by emailing NXT2020shareholdermeeting@nxtenergy.com. Please make your request by August 15, 2020 in order to receive Meeting Materials prior to the Meeting.

VOTING

Shareholders are asked to return their Proxy at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the Meeting or any postponement or adjournment thereof, or their VIF at least two business days in advance of the proxy deposit date using one of the following methods:

	Registered Shareholders	Beneficial Shareholders
Online:	www.investorvote.com	www.proxyvote.com
Telephone:	1-866-732-8683 (within North America) 1-312-588-4290 (outside North America)	Call the number(s) listed on your voting instruction form.
Mail:	Computershare Trust Company 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1	Return your voting instruction form to the address listed on your voting instruction form.

Please call toll free at 1-866-890-7020 if you have questions about the notice-and-access solicitation process.